Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

Announcement

Thursday, 5 December 2024

WOODSIDE SIGNS AGREEMENT FOR LOUISIANA LNG

Woodside has signed a revised lump sum turnkey engineering, procurement and construction (EPC) contract with Bechtel for the development of the three train 16.5 million tonnes per annum foundation development of Louisiana LNG.

Bechtel has worked on site since the acquisition and will continue work under a limited notice to proceed (LNTP) executed under the revised EPC contract. The LNTP provides for continued site construction and commitment to certain key materials and services required for the foundation project.

Woodside CEO Meg O’Neill said the signing of the EPC contract and continuation of engineering and construction activities contemplated by the LNTP represented an important step in the development of Louisiana LNG.

“Louisiana LNG is positioned to provide LNG into the growing global market and generate value for shareholders in accordance with our capital allocation framework.

“We continue to move at pace. In a short period of time, we have completed the acquisition, secured competitive revised EPC pricing that covers all three trains, and opened the data room with strong interest from potential project partners.

“Louisiana LNG is an advantaged project that is fully permitted and has Bechtel as the EPC contractor. The competitive pricing and schedule certainty we have now secured compounds this advantage in the current uncertain market environment for competing projects.”

Woodside continues to target final investment decision (FID) readiness from the first quarter of 2025.

Total Louisiana LNG expenditure from December to end of the first quarter of 2025 is forecast to be up to $1.3 billion, which is included in the overall estimated cost for the foundation development.

The estimated forward cost for the foundation development is $900-960/tonne, unchanged from the range at the time of acquisition.1

[1]	Includes EPC, contractor completion incentive payments, owner’s costs, and contingency; excludes pipeline cost.

About Louisiana LNG

Louisiana LNG is an under-construction, pre-FID, LNG production facility and export terminal in Calcasieu Parish, Louisiana. It is a high-quality, scalable development opportunity, with a total permitted capacity of 27.6 million tonnes per annum.

Louisiana LNG is a major growth opportunity that would expand Woodside’s US LNG position, enabling the company to better serve global customers and capture marketing optimisation opportunities across the Atlantic and Pacific Basins.

Contacts:

INVESTORS	MEDIA
Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the timing of completion of other transactions, the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All information included in this announcement, including any forward-looking statements, reflects Woodside’s views held as at the date of this announcement and, except as required by law or regulation, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this announcement after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.